UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 29, 2015

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 29 September 2015 entitled ‘VODAFONE APPOINTS DAVID NISH AS A NON-EXECUTIVE DIRECTOR’

29 September 2015

VODAFONE APPOINTS DAVID NISH AS A NON-EXECUTIVE DIRECTOR

Vodafone Group Plc today announced the appointment of David Nish as a Non-Executive Director with effect from 1 January 2016.

David Nish was the Chief Executive Officer of Standard Life Plc from January 2010 to September 2015.  He joined the company as Group Finance Director in November 2006.  Under his tenure as Chief Executive, Standard Life’s market capitalisation increased from £4.8 billion to £9.3 billion and the company returned £3.7 billion to shareholders. David Nish was the Group Finance Director of Scottish Power plc from 1999 to 2005 and is a former Partner at Price Waterhouse.

David Nish is a Non-Executive Director of the UK Green Investment Bank Plc. He has been a Non-Executive Director of Northern Foods plc, Thus plc, HDFC Life (India), Royal Scottish National Orchestra and was Deputy Chairman of the Association of British Insurers. He was also formerly a member of the Financial Services Advisory Board of the Scottish Government.

Vodafone Group Chairman Gerard Kleisterlee said:  “David is a highly experienced business leader who helped build Standard Life into one of the UK’s largest asset managers, delivering significant returns to shareholders. His financial expertise and capital market skills will be a complementary addition to the Board and I am delighted to welcome him to Vodafone.”

There are no other disclosures to be made under Listing Rule 9.6.13.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 29, 2015	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary